November 1, 2017

Coy Garrison

Special Counsel

United States Securities and Exchange Commission

Office of Real Estate Commodities

Washington, D.C. 20549

Re:	Reliance Real Estate Trust, LLC
Response to Comments on Draft Offering Statement Submitted September 19, 2017
CIK No. 0001717023

We are counsel to Reliance Real Estate Trust, LLC (the “RRET”) and submit this letter on its behalf in response to the comments of the staff of the Office of Real Estate and Commodities of the United States Securities and Exchange Commission in a letter dated October 17, 2017, to David Teiler of Reliance Real Estate Trust, LLC, with respect to the Draft Offering Statement on Form 1-A, submitted on September 19, 2017, CIK No. 0001717023 (the “Offering Statement”). RRET is simultaneously submitting a revised Draft Offering Statement on Form 1-A. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offering Statement. Listed below are each of the comments in italics, followed by a response.

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Part I

Item 1

Financial Statements

1. Please revise your disclosures to ensure agreement with the audited balance sheet presented in Part III of your Form 1-A.

Response:

We have revised the Part I, Item 1, Financial Statements section of the Offering Statement and it is now in agreement with the audited balance sheet presented in Part III of the Offering Statement.

Part II

Offering Circular Cover Page

2. We note your disclosure on page 65 stating that funds will be transferred to the escrow agent when a complete, executed subscription agreement is received. Please revise your offering circular cover page to clarify whether there are any minimum purchase requirements and any arrangements to place funds in escrow. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response:

The offering circular cover page correctly states that we are proposing a best-efforts offering with no minimum purchase requirements and therefore, no changes are required to that page. Page 65 of the Offering Statement erroneously contained a reference to an escrow agent, which we have deleted.

Overview, page 6

3. We note you plan to acquire a 48.99% interest in the Initial Portfolio from Messrs. Melohn and Beyman. Please reconcile this statement with your disclosures indicating the properties are held within a wholly-owned special purpose entity and each property is 100% owned by Reliance Property Group, LLC.

Response:

The Offering Statement correctly states that the properties in the Initial Portfolio are held within wholly-owned special purpose entities, each of which are owned 100% by Reliance Property Group, LLC, referred to as “our Joint Venture” in the Offering Statement. Offering Statement, p. 6. We have revised the Overview section in the Offering Statement to clarify that the transaction through which RRET will acquire a 48.99% interest in the Initial Portfolio is an acquisition of a 48.99% interest in Reliance Property Group, LLC in exchange for 700,000 shares of our common stock, and that the owners of these interests from whom we are making this acquisition is Alfons Melohn, Principal of The Melohn Group and Ezra Beyman, Chairman of Reliance Global Holdings, LLC. Id.

Additionally, address the following:

a. Provide to us the ownership structure of Reliance Property Group, LLC immediately prior to you acquiring a 48.99% interest in the Initial Portfolio;

Response:

Immediately prior to RRET’s acquisition of a 48.99% interest in the Initial Portfolio via its acquisition of a 48.99% interest in Reliance Property Group, LLC, 90.64% of the interests of Reliance Property Group, LLC will be owned by Alfons Melohn and 9.36% by Ezra Beyman.

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b. Tell us the relationship between Reliance Global Holdings, LLC, Reliance Property Group, LLC, and/or your Manager (Reliance Real Estate Advisors, LLC) prior/subsequent to acquiring the 48.99% interest in the Initial Portfolio;

Response:

Reliance Global Holdings, LLC is a privately held limited liability company owned by the Beyman family. Reliance Property Group, LLC is currently not a related entity to Reliance Global Holdings, LLC, nor will it be after RRET acquires a 48.99% in the Initial Portfolio. As stated above, Alfons Melohn currently owns 90.64% of the ownership interests of Reliance Property Group, LLC, and is its sole manager. Ezra Beyman owns a minority (9.36%) interest in Reliance Property Group, LLC, and has no managerial authority. Reliance Real Estate Advisors will be the external REIT Manager of RRET, and is wholly-owned and managed by David Teiler. Reliance Real Estate Advisors is not a related entity to Reliance Global Holdings, LLC or Reliance Property Group, LLC. The only connection between the three entities referenced in your inquiry is that there are overlapping personnel in Reliance Real Estate Advisors, LLC and Reliance Global Holdings, LLC, as certain executive officers and employees of Reliance Real Estate Advisors, LLC are also employees of Reliance Global Holdings, LLC.

c. Provide to us the ownership structure of Reliance Global Holdings, LLC, and reflect such entity within your disclosure of Our Structure on page 10, if applicable; and

Response:

As stated above, Reliance Global Holdings, LLC is a privately held LLC owned by the Beyman family and is not a related entity to RRET, the Manager or Reliance Property Group, LLC. Accordingly, we do not believe the ownership structure of Reliance Global Holdings, LLC is applicable to the offering we are seeking to propose in the Offering Statement.

d. We note you have the option to purchase the remaining 51.01% interest in the Initial Portfolio. Confirm whether Mr. Melohn currently owns the remaining 51.01% interest held by Reliance Joint Venture, LLC. Tell us how, if at all, Reliance Property Group, LLC is affiliated with Reliance Joint Venture LLC prior to your acquisition of the 48.99% interest in the Initial Portfolio, and from what entity you received the option to acquire the remaining interests in the Initial Portfolio.

Response:

Alfons Melohn, through his majority ownership interests in Reliance Joint Venture, LLC owns 42.64% of the 51.01% interest of Reliance Property Group, LLC that is subject to the option held by RRET. Ezra Beyman, through his minority ownership interests in Reliance Joint Venture, LLC, owns the remaining 8.37% of the 51.01% interest of Reliance Property Group, LLC that is subject to the option held by RRET. Prior to RRET’s acquisition of a 48.99% interest in Reliance Property Group, LLC, Reliance Property Group, LLC was wholly-owned by Reliance Joint Venture, LLC, and both Reliance Property Group, LLC and Reliance Joint Venture, LLC were managed by Alfons Melohn. Reliance Joint Venture, LLC is the actual entity that will grant RRET an option to acquire the remaining interest of the Initial Portfolio. We have also revised our Offer Statement to clarify these matters. Offering Statement, p. 6.

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4. Please explain to us the reasonable basis for the implied valuation of $67.4 million for the Initial Portfolio. Please also address how this implied valuation is consistent with your intent to acquire a 48.99% interest in the Initial Portfolio in exchange for 700,000 shares of your common stock and the remaining 51.01% interest in exchange for $6.0 million using proceeds from this offering.

Response:

These valuations of the Initial Portfolio was agreed upon in an arm’s length negotiation by our Manager and the Sellers based on what these parties believe to be representative of market value. As stated in the Offering Statement, RRET intends to assume the mortgage loans that encumber the properties within the Initial Portfolio in an amount totaling approximately $54.4 million if we are successful in executing the option to purchase the remaining 51.01% interest in the Initial Portfolio. Additionally, RRET is proposing an offering price of $10.00 per share of its common stock in this proposed offering. Accordingly, we believe the implied valuation of $67.4 million for the initial portfolio to be consistent with RRET providing consideration consisting of 700,000 shares of RRET common stock, $6.0 million in cash and the assumption of $54.4 million in debt. We have also revised the Offering Statement to clarify any inconsistencies regarding these matters. Offering Statement, p. 6.

Management Compensation, page 10

5. Please disclose the amount of organization and offering expenses incurred to date by your Manager on your behalf.

Response:

We have revised the Offering Statement to disclose the approximate amount of organization and offering expenses incurred to date by RRET’s Manager on behalf of RRET. Offering Statement, p. 10.

6. It appears that you have calculated the estimated acquisition fee exclusive of the acquisition of the remaining 51.01% of the Initial Portfolio. Please tell us why it was excluded, given that you presumed this acquisition in both the pro forma financial statements and Use of Proceeds section. Alternatively, if the acquisition was assumed in the calculation, please clarify why the Manager would be entitled to a 1% acquisition fee.

Response:

We have revised the Offering Statement to clarify that the Manager will not be entitled to an acquisition fee on the acquisition of the 48.99% interest in the Initial Portfolio. The Manager will be entitled to an acquisition fee upon RRET successfully acquiring the remaining 51.01% of the Initial Portfolio, and we have clarified that the only acquisitions for which the Manager is not entitled to such a fee is for acquisitions that were made prior to the commencement of the offering. Offering Statement, p. 10.

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Distributions, page 13

7. Please tell us how you expect to make quarterly distributions beginning in the fourth quarter of 2017.

Response:

We have revised the Offering Statement to state that RRET currently intends to make its first quarterly distributions in the first quarter of 2018. Offering Statement, p. 13.

Business, page 34

8. We note that the two tables on page 34 disclosing the average monthly rent for the Initial Portfolio as of June 30, 2017 have different amounts. Please revise to remediate these inconsistencies.

Response:

We have revised the Offering Statement to correct these inconsistencies. Offering Statement, p. 34.

Critical Accounting Policies, page 36

9. Please revise to include the revenue recognition policy to be implemented upon commencement of operations, or tell us why you believe such disclosure is not necessary.

Response:

We have revised the Offering Statement to include the revenue recognition policy to be implemented upon commencement of operations. Offering Statement, p. 36.

Net Operating Income, page 37

10. Please revise expense amounts disclosed for the six months ended June 30, 2017 to agree to the amounts provided in the statement of revenue and certain operating expenses on page F-9.

Response:

We have revised the Offering Statement to revise the expense amounts disclosed for the six months ended June 30, 2017, to agree with the amounts provided on page F-9. Offering Statement, p. 37; p. F-9.

11. We note that you present Net Operating Income of the Initial Portfolio, as well as your share of Net Operating Income. Please revise to explicitly disclose, if true, that upon acquisition of a 48.99% interest in the Initial Portfolio, you will not control this investment or have legal claim to the assets, liabilities, revenues or expenses of the joint venture.

Response:

We have previously disclosed in the Offering Statement that RRET will not control the Initial Portfolio, as it will share joint authority with Alfons Melohn. Specifically, we have disclosed

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Alfons Melohn, through his role as the majority owner and sole manager of Reliance Joint Venture, LLC, and RRET, together will “control all of the business, affairs and operations of the Property Subsidiaries” and that Alfons Melohn (through Reliance Joint Venture, LLC) “will have the authority to manage the general affairs of the Property Subsidiaries” and will require joint written consent of RRET on certain major decisions affecting the Initial Portfolio. Offering Statement, pp. 45-46. We have revised the Offering Statement to clarify that as owners of a 48.99% interest in a limited liability company, Reliance Property Group, LLC, RRET will have no legal claim to the title of the assets or to revenue of Reliance Property Group, LLC, nor will it have a legal obligation to cover any liability or expense of Reliance Property Group, LLC. Id.

Experts, page 66

12. Please have the independent auditors of your Statements of Revenue and Certain Operating Expenses provide disclosure pursuant to Form 1-A Part III, Item 17.11 or tell us why you believe such disclosure is not appropriate.

Response:

We have revised the Offering Statement to have the independent auditors provide the required disclosure. Offering Statement, p. 66.

Reliance Real Estate Trust, LLC Pro Forma Financial Statements, page F-2

13. Please update your unaudited pro forma financial statements; refer to paragraphs (c)(1) and (b)(7)(iv) of Part F/S of Form 1-A. Unaudited Pro forma Statement of Operations, page F-4.

Response:

We have revised the Offering Statement to update the unaudited pro forma financial statement. Offering Statement, F-2.

Unaudited Pro forma Statement of Operations, page F-4

14. Please tell us how you determined the presentation of 100% of the results of operations of the Initial Portfolio is factually supportable given you plan to only acquire 48.99% of the portfolio prior to commencement of the best-efforts offering. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

We have revised the Offering Statement to update the unaudited pro forma statement of operations to reflect our intent to only acquire 48.99% of the portfolio prior to the proposed offering. Offering Statement, F-4.

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15. Please provide references to the applicable pro forma adjustments. Additionally, tell us how, if at all, you have reflected the property management fee within your pro forma statement of operations.

Response:

We have revised the offering statement to provide references to the applicable pro forma adjustments and to disclose how the property management fee is reflected within the pro forma statement of operations. Offering Statement, pp. F-4.

16. Please revise to present pro forma earnings per share and the number of shares used in the computation on the face of your pro forma statement of operations.

Response:

We have revised the offering statement to present pro forma earnings per share and the number of shares used in the computation on the face of the pro forma statement of operations. Offering Statement, p. F-5

Adjustment (A), page F-5

17. As you are conducting a best-efforts offering with no minimum, please tell us how your adjustment illustrating the impact of selling the maximum number of shares is factually supportable.

Response:

We have revised the offering statement to remove adjustments illustrating the impact of selling the maximum number of shares. Offering Statement, p. F-5.

Adjustment (B1), page F-5

18. Please tell us how you determined the acquisition of 100% of the Initial Portfolio is factually supportable, separately discussing how both the acquisition of the 48.99% and remaining 51.01% interests are probable. Refer to Rule 11-02(b)(6) of Regulation S-X. Additionally, tell us how you considered whether the transactions contemplated in acquiring the remaining 51.01% of the Initial Portfolio are to be conducted between entities under common control. Refer to ASC 805-50. We may have further comment.

Response:

We have revised the Offering Statement to update adjustment B1 to reflect our intent to only acquire 48.99% of the portfolio prior to the proposed offering. Offering Statement, p. F-5.

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19. We note that the value attributed to the contribution of interests in the Initial Portfolio will be based on the aggregate implied valuation of $67.4 million agreed upon by your Manager and the Sellers based on what such parties believe to be representative of market value. Please tell us how you determined the $67.4 million portfolio valuation, as well as the appropriateness of such value as the carryover basis for the properties.

Response:

In response to Item No. 4 above, we explained the justification of the value attributed to the Initial Portfolio and the consistency of such valuation with the consideration provided by RRET in exchange for the interests it intends to acquire in the Initial Portfolio.

Adjustment (B2), page F-5

20. We note your intention to assume the mortgage loans encumbering the Initial Portfolio, subject to you acquiring the remaining interest in the Initial Portfolio. Please tell us how you determined the assumption of such mortgage loans is factually supportable.

Response:

We intend to work on obtaining approval from the lender to assume the mortgage loans in accordance with the terms and conditions of the applicable loan documents, and have revised the Offering Statement to clarify that there is no guarantee that we will be successful in obtaining the necessary approvals to assume the existing mortgage loans. Offering Statement, p. 45.

Adjustment (F), page F-6

21. We note that you used a blended rate to estimate the interest expense on mortgage loans to be acquired. Please quantify the pro forma interest expense that would have been recorded if the interest on each mortgage had been calculated using the discrete rate applicable to that mortgage, and disclose if materially different from the blended rate.

The Offering Statement as initially submitted utilized the actual rate applicable to each mortgage, not a blended rate.

Reliance Property Group, LLC

Independent Auditor’s Report, page F-7

22. Please amend to provide the date the audit was completed by the independent auditor.

Response:

We have revised the Offering Statement to provide the date the audit was completed. Offering Statement, p. F-10.

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1. Summary of Significant Accounting Policies, page F-10

23. Please tell us how you determined that providing financial statements pursuant to Rule 8-06 of Regulation S-X was appropriate for the purchase of your initial portfolio. In your response, tell us how you considered Rule 8-04(1)(a) of Regulation S-X.

Response:

We determined that providing financial statement pursuant to Rule 8-06 was appropriate because that rule applies to real estate operations, whereas Rule 8-04(1)(a) applies to the acquisition of business. As RRET is acquiring an interest in an entity that has no business operations, but is a pass through entity holding interests in Real Estate, we determined Rule 8-06 applied. Moreover, Rule 3-14 of Regulation S-X states that real estate operations refers to properties that generate income solely through leasing. RRET is acquiring a 48.99% interest in Reliance Property Group, LLC, which solely generates income solely through leasing activities.

Independent Auditor’s Report, page F-11

24. Please tell us why your auditor has included a reference to the Initial Portfolio, as it does not appear that you have acquired an interest in the Initial Portfolio as of the audited balance sheet date.

Response:

This was a typographical error in the independent auditor’s report, as that reference was intended to be to the “Company,” not the Initial Portfolio. The independent auditors have revised their report to correct this error. Offering Statement, p. F-14.

Part III

Exhibits, page II-14

25. Please file the Property Management Agreement described on page 34 and the operating agreement of Reliance Property Group, LLC described on page 45 or tell us why you believe the agreements are not required to be filed.

Response:

The Property Management Agreement will be filed as an Exhibit to the Offering Statement in an Amendment that will contain all the Exhibits. This agreement has been added to the Exhibit List. Offering Statement, p. F-18.

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If you should have any questions or comments regarding this letter, please do not hesitate to contact me.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Sincerely yours,

/s/ Shaya M. Berger

Shaya M. Berger

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